EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I
lehman brothers holdings e-capital llc i

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended		Period from August 19, 2005
	September 30, 2006		(Inception) to December 31, 2005
	Lehman Brothers	Lehman Brothers	Lehman Brothers	Lehman Brothers
	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital	Holdings E-Capital
	Trust I	LLC I	Trust	LLC I
In thousands
Earnings	$—	$566	$—	$233
Add: Fixed Charges	13,551	12,985	5,588	5,355
Pre-tax earnings before fixed charges	13,551	13,551	5,588	5,588
Fixed charges	$13,551	$12,985	$5,588	$5,355
Ratio of earnings to fixed charges	1.00	1.04	1.00	1.04